Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the passing of former Secretary Roberto R. Romulo on January 23, 2022, a member of the Advisory Board and a former Chairman of the Board of Directors of the Company.

January 25, 2022

Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to a discloseable event/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

January 25, 2022

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable event/information.

Very truly yours,

s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,510 As of December 31, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	January 25, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.Item 9 (Other Events)

We disclose the passing of former Secretary Roberto R. Romulo on January 23, 2022, a member of the Advisory Board and a former Chairman of the Board of Directors of the Company. We are deeply saddened by the demise of former Secretary Romulo, whose wise counsel and guidance have been valuable to the Board and the Company.

Pursuant to the requirements of the Securities Regulation Code, PLDT Inc. has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/ s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

January 25, 2022

Signatures

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.
By	:	/ s/Marilyn A. Victorio-Aquino__
Name	:	MARILYN A. VICTORIO-AQUINO
Title	:	Corporate Secretary

January 25, 2022